Exhibit 2(d)

TIKCRO TECHNOLOGIES LTD.

DESCRIPTION OF ORDINARY SHARES

Class of Registered Securities

Our ordinary shares, no par value, are registered pursuant to the Securities Exchange Act of 1934, as amended.

Transfer of Shares and Notices

Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, shareholders of record are entitled to at least 21 calendar days’ prior notice of any general shareholders meeting.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

Dividend and Liquidation Rights

Our board of directors is authorized to declare dividends, subject to applicable law. Dividends may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court.  In any event, a distribution is permitted only if there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings.  Dividend and liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders’ Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.  No cumulative voting is permitted.

We have two types of general shareholders meetings: the annual general meetings and extraordinary general meetings. These meetings may be held either in Israel or in any other place the board of directors determines. An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting.  Our board of directors may convene an extraordinary meeting, from time to time, at its discretion and is required to do so upon the request of any two directors, at least 25% of the directors, or shareholders holding at least 5% of our ordinary shares.  The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares unless otherwise required by applicable rules.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of the holders of a majority of the voting power represented at the meeting and voting on the matter adjourned.  At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

Under the Companies Law and our articles of association, all resolutions of the shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. The ordinary shares do not have cumulative voting rights in the election of directors.

These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders and to refrain from abusing his power in Tikcro, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of our authorized share capital;

•	a merger; or

•	approval of certain actions and transactions which require shareholder approval.

In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in Tikcro or any other power toward Tikcro is under a duty to act in fairness towards us.  The Companies Law does not describe the substance of this duty of fairness.

Mergers and Acquisitions under Israeli Law; Anti-takeover Provisions

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.  Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  This requirement does not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If as a result of a full the tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights.  If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Our articles of association provide that our board of directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of Tikcro, including, without limitation, the adoption of a shareholder rights plan. On April 30, 2015, our board of directors amended and restated our shareholder bonus rights plan.

The rights plan is intended to help ensure that all of our shareholders are able to realize the long-term value of their investment in Tikcro in the event of a potential takeover which does not reflect the full value of Tikcro and is otherwise not in the best interests of Tikcro and its shareholders. The rights plan is also intended to deter unfair or coercive takeover tactics.

Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $7.50. The rights generally will only be exercisable and transferable apart from our ordinary shares ten business days after a person or group becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commencing a tender or exchange offer upon consummation of which such person or group would become an “acquiring person,” or on such later date as may be determined by our audit committee and board of directors. Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price. In addition, at any time after a person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding ordinary shares, we may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one ordinary share per right (subject to adjustment).

The rights expire on December 31, 2025 and are generally redeemable by our board of directors, at a nominal amount per right, at any time until the tenth business day following public disclosure that a person or group has become an “acquiring person”.

Modification of Class Rights

Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of that class), such as voting, rights to dividends and the like, may be varied by a shareholders resolution, subject to the sanction of a resolution passed by the holders of a majority of the shares of that class at a separate class meeting.